Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries of the Company	Incorporated Under Laws of	Percent Owned by the Company

Old Second National Bank	United States	100%

Old Second Capital Trust I	State of Delaware	100% of the common stock

Old Second Capital Trust II	State of Delaware	100% of the common stock

Old Second Affordable Housing Fund, L.L.C.	State of Illinois	Owned by Old Second National Bank

Station I, LLC	State of Illinois	100%